Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of the financial statements of the comparative quarter, ended January 31, 2004.

Consolidated Statements of Financial Position [unaudited]
As at January 31 with comparatives at October 31
[millions of Canadian dollars]	2005	2004
Assets
Current
Cash and cash equivalents	$288	$296
Accounts receivable	312	318
Unbilled revenue	78	71
Inventories	180	182
Income taxes recoverable	18	16
Current portion of future tax asset	14	14
Prepaid expenses	31	24
	921	921

Capital assets	815	805
Future tax asset	119	123
Long-term investments and other	164	160
Goodwill	663	665
Other intangible assets	54	54
Total Assets	$2,736	$2,728

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$305	$335
Deferred revenue	118	98
Income taxes payable	53	49
Current portion of unrealized benefit of future tax asset	13	13
Current portion of long-term debt	6	6
	495	501

Long-term debt	493	488
Deferred revenue	38	44
Unrealized benefit of future tax asset	78	82
Other long-term obligations	35	34
Future tax liabilities	62	60
Minority interest	17	22
	$1,218	$1,231
Shareholders' equity
Share capital [note 2]	834	833
Retained earnings	621	600
Currency translation adjustment	63	64
	1,518	1,497
Total liabilities and shareholders' equity	$2,736	$2,728
See accompanying notes

Consolidated Statements of Income [unaudited] [see note 3 - Discontinued Operations ]
Three months ended January 31
[millions of Canadian dollars, except per share amounts]	2005	2004
Net revenues	$443	$431
Cost of revenues	(288)	(268)
Selling, general and administration	(78)	(74)
Research and development	(9)	(11)
Depreciation and amortization	(17)	(17)
Restructuring charges - net [note 4]	(1)	-
Equity earnings	(1)	-
Operating income	$49	$61
Interest expense	(6)	(7)
Dividend and interest income	2	2
Income from continuing operations before income taxes and minority interest	45	56
Income taxes	(12)	(23)
Minority interest - net of tax	(2)	(1)
Income from continuing operations	31	32
Loss from discontinued operations - net of tax [note 3]	(1)	(4)
Net income	$30	$28
Earnings per share [note 5]
Basic	$0.21	$0.20
Diluted	$0.21	$0.19
See accompanying notes

Consolidated Statements of Retained Earnings [unaudited]
Three months ended January 31
[millions of Canadian dollars]	2005	2004
Retained earnings, beginning of period	$600	$572
Net income	30	28
Repurchase of shares	(5)	-
Dividends - cash	(4)	-
Retained earnings, end of period	$621	$600

See accompanying notes

Consolidated Statements of Cash Flows [unaudited]
Three months ended January 31
[millions of Canadian dollars]	2005	2004
Operating activities
Net income	$30	$28
Items not affecting current cash flow [note 7]	19	29
	49	57
Changes in non-cash working capital balances relating to operations [note 7]	(17)	(60)
	32	(3)
Investing activities
Acquisitions	-	(2)
Purchase of capital assets	(21)	(28)
Other	(1)	(1)
	(22)	(31)
Financing activities
Repayment of long-term debt	-	(1)
Increase (decrease) in deferred income and other long-term obligations	(5)	23
Payment of cash dividends	(4)	-
Issuance of shares	4	4
Repurchase of shares	(8)	-
Distribution to minority interest	(7)	(4)
	(20)	22
Effect of foreign exchange rate changes on cash and cash equivalents	2	(3)
Decrease in cash position during the period	(8)	(15)
Cash position, beginning of period	296	260
Cash position, end of period	$288	$245
Cash position comprises cash and cash equivalents See accompanying notes.

Notes to Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

  Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2004, except as disclosed below, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

Change in accounting policy

In 2004, the Accounting Standards Board of the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which applies to fiscal years beginning on or after November 1, 2004. AcG-15 establishes specific criteria to determine if an investee is a variable interest entity and if the equity-holder should consolidate the investee's results. This guidance was introduced to harmonize the Canadian accounting treatment with the United States ("US") accounting treatment.

The adoption of AcG-15 has had no impact on the Company's operations and financial position. The Company will analyze these investments on a quarterly basis.

2. Share Capital

The following table summarizes information on share capital and related matters at January 31, 2005:

(number of shares in thousands)	Outstanding	Exercisable
Common shares	141,693	n/a
Stock options	8,093	2,525

During the quarter, the Company repurchased and cancelled 522,900 Common shares.

3. Discontinued Operations

The results of discontinued operations in the quarter were as follows:

	Three months to January 31
	2005	2004
Revenues	$11	$30

Loss from discontinued operations - net of tax	$1	$4

The Company has paid $3 million of severance costs, relating to the Belgium facilities, which were charged to the outstanding provision remaining at the end of fiscal 2004. The closure of this business is proceeding, and the Company expects to complete its exit in the current year.

The earnings per share impact of discontinued businesses is as follows:

	Three months to January 31
	2005	2004
Earnings per share, continuing operations	$0.21	$0.22
Loss per share, discontinued operations	-	(0.02)
Basic earnings per share	$0.21	$0.20

4. Restructuring Charges

The Company has continued to utilize the reserves established in prior years relating to change initiatives affecting support services, senior management reductions, and system implementations. Following is a summary of the provisions as of January 31, 2005:

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Reserve Balance at January 31, 2005
		Cash	Non-Cash (1)
Restructuring charge at
October 31, 2003	$17	$(16)	$1	$2
April 30, 2004	4	(4)	-	-
October 31, 2004	10	-	-	10
January 31, 2005	1	(1)	-	-
	$32	$(21)	$1	$12

(1) Included in non-cash drawdowns is the impact of foreign exchange.

The remaining balance is expected to be paid in the current calendar year.

5. Earnings per Share

a) Dilution

Three months ended January 31
(number of shares in millions)	2005	2004
Net income available to Common shareholders	$30	$28
Weighted average number of Common shares outstanding - basic	142	141
Impact of stock options assumed exercised	-	2
Weighted average number of Common shares outstanding - diluted	142	143

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31
		2005	2004
Pro forma net income available to Common shareholders		$28	$26
Pro forma earnings per share	- basic	$0.20	$0.18
	- diluted	$0.20	$0.18

During the quarter, the Company granted 950,850 options (2004 - 935,000) at an average exercise price of $17.81 (2004 - $19.65). These options have a Black Scholes value of $6.19 per share, based on the following assumptions:

	2005	2004
Risk-free interest rate	3.8%	5.5%
Expected dividend yield	0.7%	1.0%
Expected volatility	0.342	0.350
Expected time to exercise (years)	5.25	5.25

6. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangements, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Post employment benefit expense for the year-to-date was $1 million (2004 - $1 million).

7. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

Three months ended January 31
	2005	2004
Depreciation and amortization	$17	$18
Minority interest	2	1
Future income taxes	2	10
Equity earnings - net of distribution	1	-
Other	(3)	-
	$19	$29

Changes in non-cash working capital balances relating to operations include:

Three months ended January 31
	2005	2004
Accounts receivable and unbilled revenue	$(2)	$(48)
Inventories	1	32
Accounts payable and deferred revenue	(12)	(43)
Income taxes	2	8
Foreign exchange and other	(6)	(9)
	$(17)	$(60)

8. Segmented Information

					Three months ended January 31
	2005				2004
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$293	$150	$-	$443	$285	$146	$-	$431
Operating income (loss)	35	14	-	49	57	15	(11)	61
Revenues by products and services:
Medical isotopes				75				86
Analytical equipment				74				73
Pharmaceutical research services				144				126
Clinical laboratory services				100				99
Distribution and other				50				47
Capital expenditures - net	18	3	-	21	21	7	-	28
Depreciation and amortization	14	3	-	17	12	4	1	17

9. Financial Instruments

As of January 31, 2005, the Company had outstanding foreign exchange contracts and options in place to sell up to US$204 million at a weighted average exchange rate of C$1.38 maturing over the next 9 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for these derivative financial instruments are as follows:

		Three months to January 31
	2005		2004
	Carrying amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$(1)	$28	$-	$44
Interest rate swap and option contracts	$-	$2	$-	$1

10. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2004 has been restated to reflect the discontinued operations reported.